EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	December 31
	2012	2011	2010		2009		2008
	(Dollars in millions)
Excluding Interest on Deposits
Income (loss) from continuing operations before income taxes	$1,661	$161	$(844)		$(1,268)		$(6,032)
Fixed charges excluding preferred stock dividends and accretion	373	425	550		766		1,007

Income (loss) for computation excluding interest on deposits	2,034	586	(294)		(502)		(5,025)

Interest expense excluding interest on deposits	319	370	493		707		953
One-third of rent expense	54	55	57		59		54
Preferred stock dividends and accretion	129	214	224		230		26

Fixed charges including preferred stock dividends	502	639	774		996		1,033

Ratio of earnings to fixed charges, excluding interest on deposits	4.05x	0.92x	(0.38	)x	(0.50	)x	(4.86	)x

Including Interest on Deposits
Income (loss) from continuing operations before income taxes	$1,661	$161	$(844)		$(1,268)		$(6,032)
Fixed charges excluding preferred stock dividends and accretion	657	897	1,305		2,043		2,731

Income (loss) for computation including interest on deposits	2,318	1,058	461		775		(3,301)

Interest expense including interest on deposits	603	842	1,248		1,984		2,677
One-third of rent expense	54	55	57		59		54
Preferred stock dividends and accretion	129	214	224		230		26

Fixed charges including preferred stock dividends	786	1,111	1,529		2,273		2,757

Ratio of earnings to fixed charges, including interest on deposits	2.95x	0.95x	0.30x		0.34x		(1.20	)x